Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 215.564.8000 www.stradley.com

J. Stephen Feinour, Jr.
(215) 564-8521
jfeinourjr@stradley.com

June 4, 2018
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention: Mr. Raymond Be

Re:	OSI ETF Trust ("Registrant") File Nos. 333-212418; 811-23167
Dear Mr. Be:
On behalf of the Registrant, below are the Registrant's responses to the supplemental comments you provided to us telephonically with regard to Post-Effective Amendment No. 5 to the Registrant's Registration Statement on Form N-1A (the "Registration Statement"), filed with the U.S. Securities and Exchange Commission ("SEC") on March 16, 2018 (Accession No. 0001680359-18-000116) under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, relating to the registration of the following five new series (each, a "Fund" and collectively, the "Funds"):
O'Shares U.S. Large Cap Quality Growth ETF
O'Shares U.S. Small Cap Quality Growth ETF
O'Shares Global Internet Giants ETF
O'Shares Quality Robotics and Artificial Intelligence ETF (formerly, O'Shares Robotics Quality Growth ETF)
O'Shares Quality Artificial Intelligence ETF (formerly, O'Shares Artificial Intelligence Growth ETF)

Below we have provided your comments (in bold) and the Registrant's response to each comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

Philadelphia | Washington | New York | Chicago

O'Shares Quality Robotics and Artificial Intelligence ETF and O'Shares Quality Artificial Intelligence ETF

1.	Comment:	The staff reiterates the following comment:

It is the staff's position that a Fund that includes the word "Robotics" and/or "Artificial Intelligence" in its name is required to adopt a policy to invest 80% of its net assets in the types of investments suggested by its name (i.e., companies that generate at least 50% of their revenues from artificial intelligence and/or robotics technology, as applicable), in accordance with Rule 35d-1. Please revise the Fund's principal investment strategies accordingly.

Response:	The Registrant has revised the principal investment strategies for the O'Shares Quality Robotics and Artificial Intelligence ETF and O'Shares Quality Artificial Intelligence ETF as follows:

O'Shares Quality Robotics and Artificial Intelligence ETF

Under normal market conditions, the Fund will invest at least 80% of its total assets in the components of the Target Index. In addition, under normal market conditions, the Fund will invest at least 80% of its net assets in companies engaged in the robotics and/or artificial intelligence technology businesses. The Fund defines robotics and/or artificial intelligence technology companies as companies that derive at least 50% of their revenues from robotics and/or artificial intelligence technology.

O'Shares Quality Artificial Intelligence ETF

Under normal market conditions, the Fund will invest at least 80% of its total assets in the components of the Target Index. In addition, under normal market conditions, the Fund will invest at least 80% of its net assets in companies engaged in the artificial intelligence technology business. The Fund defines artificial intelligence technology companies as companies that derive at least 50% of their revenues from artificial intelligence technology.

General

2.	Comment:	Please clarify which person signs the Registration Statement in his/her capacity as principal accounting officer.

Response:	The Trust's Treasurer signs the Registration Statement in his capacity as the principal accounting officer.

Please direct any questions or comments relating to this filing to me at the above-referenced telephone number.
Very truly yours, /s/ J. Stephen Feinour, Jr. J. Stephen Feinour, Jr.